December 10, 2021

Division of Corporation Finance

Office of Life Sciences

Attention Mr. Gary Newberry

Re:	SensaSure Technologies, Inc.

Request for Effectiveness

File No. 333-260017

Dear Mr. Newberry:

Ladies and Gentlemen:

We have filed our S-1 Amendment Number 4 with this correspondence. The appropriate exhibits have been included with this filing, Legal Opinion signature and correct dates.

Please note that we uncovered two clerical errors in our submission. These were administrative errors on our part and when discovered, we corrected our disclosure promptly to accurately reflect the actual number of shares. We apologize for any inconvenience.

Error #1. On pages 6 and 11 of our filing we had used the number of 47,295,183 shares as the Common Stock to be Outstanding Immediately after this Offering. We have updated the Common Stock to be Outstanding immediately after this Offering to be 47,715,183. The difference is 420,000 shares, which equates to 0.88 percent of the total issued and outstanding shares. We have amended our disclosure to the correct number of 47,715,183 shares on page 6 and page 113.

Error #2. In Table 1 on page 58 the total number of Shares Beneficially Owned Prior to Offering should be 19,532,215 not 19,502,215. This 30,000-share discrepancy resulted from a typing error for the first line item on Table 1. We had typed 30.000 instead of 30,000. The typing and resulting summation error, which equates to a 0.15 percentage difference, have both been corrected in Table 1 on page 58.

Thank you for your prompt review of the registration statement.

SensaSure Technologies, Inc.

/s/ JOHN TRAINOR

Sincerely,
John Trainor
President and Director